Exhibit 99.1

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2024

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income for the six month period ended June 30, 2024

in € thousand	Note	June 30, 2024	June 30, 2023
Research and development expenses	[5]	(130,657)	(84,295)
General and administrative expenses	[6]	(49,350)	(40,192)
Selling expenses	[7]	(6,340)	(4,252)
Other income		721	1,435
Other expenses		(262)	(1,222)
Operating loss		(185,888)	(128,526)
Finance income	[8]	108,806	3,021
Finance expenses	[8]	(8,488)	(258,739)
Financial result	[8]	100,318	(255,718)
Share of loss in a joint venture		(1,356)	(1,165)
Loss before income tax		(86,926)	(385,409)
Income tax expense	[9]	(23)	(83)
Net loss for the period		(86,949)	(385,492)

Other comprehensive income

in € thousand (except per share data)	Note	June 30, 2024	June 30, 2023
Other comprehensive income that may be reclassified to profit or loss		217	45
Exchange differences on translation of foreign business units		217	45
Items that will not be subsequently reclassified to profit or loss		43	10
Remeasurement of defined pension benefit obligation		43	10
Other comprehensive income		260	55
Total consolidated comprehensive loss for the period		(86,689)	(385,437)
Loss per share (basic and diluted) in €		(0.12)	(0.89)

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Financial Position as of June 30, 2024

in € thousand	Note	06/30/2024	12/31/2023
ASSETS
Intangible assets		406	494
Property, plant and equipment	[10]	81,488	63,991
Investment in a joint venture		9,684	11,040
Other financial assets	[11]	9,176	7,991
Non-financial assets	[12]	17,705	9,769
Non-current assets		118,459	93,285

Other financial assets	[11]	8	111,616
Non-financial assets	[12]	21,229	22,781
Income tax receivable		1,406	751
Cash and cash equivalents		108,985	83,508
Current assets		131,628	218,656
Total Assets		250,087	311,941

SHAREHOLDERS’ (DEFICIT) / EQUITY AND LIABILITIES
Subscribed capital	[13]	6,646	5,728
Share premium	[13]	1,022,690	1,008,759
Other capital reserves	[13]	386,153	381,778
Accumulated loss		(1,446,266)	(1,359,317)
Accumulated other comprehensive income		370	110
Shareholders’ (deficit) / equity		(30,407)	37,058

Other financial liabilities		15	17
Lease liabilities		7,439	8,224
Provisions		1,300	1,264
Trade and other payables	[16]	6,112	3,362
Other non-financial liabilities	[17]	3,184	2,000
Non-current liabilities		18,050	14,867

Other financial liabilities		4	4
Lease liabilities		3,221	2,943
Provisions		194	311
Income tax payable		498	435
Warrants and other derivative financial liabilities	[15]	195,783	205,013
Trade and other payables	[16]	54,366	44,601
Other non-financial liabilities	[17]	8,378	6,709
Current liabilities		262,444	260,016
Total Shareholders’ (Deficit) / Equity and Liabilities		250,087	311,941

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) / Equity for the six month period ended June 30, 2024

							Accumulated other
							comprehensive income
								Remeasurement
								of defined
				Other			Currency	pension
		Subscribed	Share	capital	Treasury	Accumulated	translation	benefit
in € thousand	Note	capital	premium	reserves	shares	loss	reserve	obligation	Total
January 1, 2023		53,104	843,074	277,654	(279)	(970,198)	116	32	203,503
Loss for the period		—	—	—	—	(385,492)	—	—	(385,492)
Other comprehensive income		—	—	—	—	—	45	10	55
Total comprehensive (loss)/income		—	—	—	—	(385,492)	45	10	(385,437)
Share-based payment awards	[14]	—	—	14,399	—	—	—	—	14,399
Conversion share-based payment awards into shares	[14]	1,270	—	(1,117)	—	—	—	—	153
Conversion of Class B shares	[13]	—	84	—	(84)	—	—	—	—
Cancellation of issued shares	[13]	(178)	—	—	178	—	—	—	—
Initial recognition of May 2023 Warrants		—	—	82,829	—	—	—	—	82,829
June 30, 2023		54,196	843,158	373,765	(185)	(1,355,690)	161	42	(84,553)

January 1, 2024		5,728	1,008,759	381,778	—	(1,359,317)	56	54	37,058
Loss for the period		—	—	—	—	(86,949)	—	—	(86,949)
Other comprehensive income		—	—	—	—	—	217	43	260
Total comprehensive (loss)/income		—	—	—	—	(86,949)	217	43	(86,689)
Share-based payment awards	[14]	—	—	4,409	—	—	—	—	4,409
Conversion share-based payment awards into shares	[14]	54	—	(34)	—	—	—	—	20
Share capital increase - SEPA	[13]	20	2,018	—	—	—	—	—	2,038
Share capital increase - 2024 Public Offering	[13]	381	3,353	—	—	—	—	—	3,734
Share capital increase - 2024 PIPE	[13]	463	8,560	—	—	—	—	—	9,023
June 30, 2024		6,646	1,022,690	386,153	—	(1,446,266)	273	97	(30,407)

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Cash Flows for the six month period ended June 30, 2024

in € thousand	June 30, 2024	June 30, 2023
Net loss for the period	(86,949)	(385,492)
Adjustments to reconcile consolidated net loss to net cash flows:
Income tax expense	23	83
Net interest	(1,163)	(1,106)
Depreciation, amortization and impairment	7,964	4,854
Expenses for share-based payments	5,568	14,517
Share of loss in a joint venture	1,356	1,165
Changes in fair value, foreign exchange and expected credit losses (ECL) of financial instruments	(99,159)	256,824
Foreign exchange gains / losses (net)	(308)	—
Income taxes (paid) / received	(625)	100
Change in provisions	(63)	(12)
Working capital adjustments:
Changes in trade and other payables	9,664	5,279
Changes in other assets and liabilities	4,969	1,766
Cash flow used in operating activities	(158,723)	(102,022)
Purchases of intangible assets	(57)	(26)
Purchases of and advance payments on property, plant and equipment	(31,652)	(8,238)
Proceeds from short-term investments	110,000	20,000
Payments for short-term investments	—	(60,000)
Interest received	3,030	1,275
Cash flow from / (used in) investing activities	81,321	(46,989)
Proceeds from share capital increase - SEPA	1,070	—
Proceeds from share capital increase and issue of warrants - 2024 Public Offering	36,758	—
Proceeds from share capital increase and issue of warrants - 2024 PIPE	45,137	—
Proceeds from issue of May 2024 Prefunded Warrants and accompanying 2024 PIPE Warrants	22,477	—
Proceeds from other share capital increase and capital contribution	20	153
Payment of transaction costs for capital contributions	(804)	—
Proceeds from issue of May 2023 Warrants	—	91,811
Principal elements of lease payments	(1,756)	(1,813)
Interest paid	(301)	(348)
Cash flow from financing activities	102,601	89,803
Cash-based changes in cash and cash equivalents	25,199	(59,208)
Effect of foreign exchange rate changes on cash and cash equivalents	278	(33)
Effect of change in expected credit loss provisions	—	47
Net increase / (decrease) in cash and cash equivalents	25,477	(59,194)
Cash and cash equivalents at the beginning of the period	83,508	179,581
Cash and cash equivalents at the end of the period	108,985	120,387

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.Corporate Information

Lilium N.V. (“the Company”), together with its consolidated entities (“Lilium” or the “Group”), is a start-up in the field of urban air mobility and intends to make regional air mobility a reality. Since its founding, Lilium has primarily engaged in research and development of a self-developed electric Vertical Takeoff and Landing (eVTOL) jet (the “Lilium Jet”) for production, and sale of the eVTOL jets and related aftermarket services as well as a turnkey enterprise solution to private and commercial customers including aircraft operators.

Lilium N.V. is a public company under Dutch law and is registered under the Dutch trade register number 82165874. Lilium N.V. has its activities exclusively in Germany. On February 1, 2024, the address, but not the physical location, of the Company’s principal executive office changed from Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany to Galileostraße 335, 82131 Gauting, Germany. The Company is publicly listed and traded on Nasdaq under the symbols “LILM” for its Class A ordinary shares and “LILMW” for its listed redeemable warrants since September 15, 2021.

The interim condensed consolidated financial statements of the Group for the six month period ended June 30, 2024, were authorized for issue by the Board of Directors on September 29, 2024.

2.Basis of Preparation and Changes to the Group’s Accounting Policies

The Group’s interim condensed consolidated financial statements for the six month periods ended June 30, 2024 and 2023 are prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements have been prepared on a going concern basis, applying a historical cost convention, unless otherwise indicated. They are prepared and reported in thousands of Euro (“€ thousand”) except where otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of December 31, 2023.

Consolidated entities are as follows:

			equity interest
			owned in %
	Seat of	Date of	June 30,	Dec 31,
Name	incorporation	incorporation	2024	2023
Lilium N.V.	Amsterdam, Netherlands	March 11, 2021	n/a	n/a
Lilium GmbH	Munich, Germany	February 11, 2015	100.0%	100.0%
Lilium Schweiz GmbH	Lucerne, Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	London, England	December 20, 2017	100.0%	100.0%
Lilium Aviation Inc.	Delaware, United States	July 1, 2020	100.0%	100.0%
Lilium eAircraft GmbH	Munich, Germany	August 17, 2020	100.0%	100.0%
Stichting JSOP	Amsterdam, Netherlands	September 10, 2021	0.0%	0.0%
Lilium Aviation Spain SLU	Madrid, Spain	April 7, 2022	100.0%	100.0%
Lilium Aviation France SAS	Paris, France	December 29, 2023	100.0%	100.0%
Lilium (Shenzen) Aviation Co., Limited	Shenzen, China	April 2, 2024	100.0%	n/a

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Going Concern

The financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Group’s ability to continue as a going concern and evaluated whether there are conditions and events, that considered individually or in the aggregate, raise substantial doubt about the Group’s ability to continue as a going concern. Management used all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, the Group has funded its operations primarily through capital raises and loans from shareholders. Since its inception, the Group has incurred recurring losses and negative cash flows from operations (accumulated losses of €1,446.3 million as of June 30, 2024). The Group expects to continue generating operating losses and negative cash flow from operations for the foreseeable future. The warrants are settled upon exercise by warrant holders via issuance of Class A shares against the applicable exercise price without negatively impacting the liquidity of the Group.

Lilium’s financing plan indicates that the Group requires additional capital immediately to continue to fund its ongoing operations. Lilium is in advanced discussions regarding the provision of guarantees by the Federal Government of Germany and the Free State of Bavaria to allow for a €100 million convertible loan from a German state development bank (the “Government Convertible Loan”). The provision of such guarantees and the Government Convertible Loan are subject to an ongoing governmental approval process, which approval is expected to be obtained within the next few weeks. It is expected that a further three to five weeks would be required to complete and sign definitive documents and for Lilium to receive the first of two tranches of the Government Convertible Loan. Based on the progress made to date, management believes that the approval process will be finalized within the next few weeks and will have a positive outcome. The funding of each of the two tranches of the Government Convertible Loan is expected to be subject to certain conditions precedent, including requirements that Lilium has received minimum commitments for additional funding from other investors (each, a “Minimum Funding Requirement”). Management expects that such financing will contain various operating covenants and governance rights.

As of the date of this report, existing investors have committed to provide additional funds in the aggregate amount of approximately €32 million to meet the immediate liquidity requirements of the Group and to contribute to the Minimum Funding Requirement. The receipt of some of these additional funds is contingent upon a positive decision from the Federal Government of Germany to approve the provision of the guarantees required for the Government Convertible Loan. Management is currently in discussions with existing shareholders, prospective investors and finance partners to secure further funding, which is contemplated to involve the issuance of equity, equity-linked securities (such as warrants) and secured convertible debt securities to satisfy the Minimum Funding Requirement for the first tranche of the Government Convertible Loan, and to meet the capital requirements for the Group’s ongoing operations until the funds from the first tranche are received by Lilium.

Should the Federal Government of Germany not approve the guarantee for the Government Convertible Loan, or should it fail to complete the approval process in the anticipated timeline, or should Lilium not receive sufficient capital to meet the Minimum Funding Requirement or otherwise satisfy any other conditions precedent to cause the distribution of the first tranche of the Government Convertible Loan, management will be forced to implement significant cost containment measures, materially reduce the scope of operations, and/or make filings with respect to the financial condition as may be required under applicable insolvency laws with respect to Lilium and its subsidiaries.

Further, the Group’s financing plan shows substantial financing needs for the foreseeable future thereafter (i.e beyond 2024). These financing needs are anticipated to be partially met by the distribution of the second tranche of the Government Convertible Loan, which is also expected to be subject to certain conditions precedent, including the requirement for additional funding from other investors. Based on its business plan, and in addition to the funding of the second tranche of the Government Convertible Loan, the Group will continue to depend on substantial future financing for development activities and operations which is not yet secured.

Additionally, the Group must reach several milestones, including completion of its research and development program, and obtaining regulatory approvals, which will have increased importance as the Group progresses towards commercialization.

Consequently, the Group’s ability to continue as a going concern is highly dependent on its ability to obtain the Government Convertible Loan and satisfy the conditions precedent to the funding of both tranches thereof and to raise additional funds to finance development

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

activities, ongoing operations and to successfully progress the regulatory certification program. As stated above, Management is committed to continue to seek and raise additional funds.

There is no certainty that the Group will be successful in obtaining sufficient funding through any or a combination of the aforementioned financing measures being pursued. If the Group is unsuccessful in raising sufficient capital, the Group’s management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures including significant headcount reductions that could mean that it would be forced to curtail or discontinue its operations.

Based on its recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future and the need to raise additional capital to finance its future operations, which is not assured, the Group has concluded that there is substantial doubt about its ability to continue as a going concern, and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this uncertainty, management is continuing to take actions to secure sufficient financing, and thus believe that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

3.Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the interim condensed consolidated financial statements. In preparing these interim condensed consolidated ﬁnancial statements, management exercises its best judgement based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the ﬁnancial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

Assumptions and estimates relating to the Group’s ability to continue as a going concern are described in note 2.

The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information.

4.War in Ukraine and Geopolitical Conflicts

The Board is actively monitoring the impact on the Group from the war in Ukraine. The Group does not and does not intend to have any operations in Ukraine, Belarus or Russia, or engage with direct suppliers located in Ukraine, Belarus or Russia. There is currently no direct impact on the Group from the war in Ukraine and sanctions imposed on Russia and Belarus as the Group does not have any operations or direct suppliers located in these jurisdictions.

Finally, the Board is also actively monitoring other geopolitical conflicts and tension, including the imposition of and changes in foreign investment, economic sanctions and trade control regulations that could adversely impact our business. There is currently no material impact on the Group’s operations from applicable foreign investment, economic sanctions and trade control regulations. However, the imposition of and changes in such regulations in the future could adversely impact our business. The Group continues to closely monitor the impact on general economic factors from the war in Ukraine, including the impact of inflation, changing interest rate environment, and the access to capital or debt at a favorable cost, as such puts pressure on the Group’s costs for employees, raw materials and other parts provided by suppliers.

5.Research and Development Expenses

For the six month period ended June 30, 2024, research and development expenses consisted of €44,954 thousand (June 30, 2023: €40,003 thousand) in personnel expenses, including share-based payment expenses; €46,046 thousand (June 30, 2023: €24,509 thousand) expenses incurred by suppliers on behalf of the Group in preparation for certification and serial production of the Lilium Jet; €11,266 thousand (June 30, 2023: €6,762 thousand) of contractor and consulting expenses; €12,466 thousand (June 30, 2023: €2,195 thousand) in testing component and material costs; €6,816 thousand (June 30, 2023: €3,912 thousand) on amortization and depreciation expenses; €3,833 thousand (June 30, 2023: €2,818 thousand) of IT and communication expense and €5,276 thousand (June 30, 2023: €4,096 thousand) on other miscellaneous expenses.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6.General and Administrative Expenses

For the six month period ended June 30, 2024, general and administrative expenses included €16,960 thousand (June 30, 2023: €16,705 thousand) of personnel expenses, including share-based payment expenses; €17,309 thousand (June 30, 2023: €9,291 thousand) of contractor and consulting expenses; €9,857 thousand (June 30, 2023: €8,642 thousand) of IT costs; €1,484 thousand (June 30, 2023: €1,667 thousand) in insurance premiums; and €3,740 thousand (June 30, 2023: €2,981 thousand) of other miscellaneous expenses.

7.Selling Expenses

For the six month period ended June 30, 2024, selling expenses consisted of €3,725 thousand (June 30, 2023: €3,100 thousand) of personnel expenses, including share-based payment expenses; €1,144 thousand (June 30, 2023: €599 thousand) of marketing costs and €1,471 thousand (June 30, 2023: €553 thousand) miscellaneous other expenses.

8.Financial Result

Financial result is comprised of the following for the six month periods ended June 30, 2024 and 2023:

In € thousand	June 30, 2024	June 30, 2023
Finance income	108,806	3,021
thereof: fair value changes	106,587	—
thereof: foreign currency exchange gains on financial instruments	290	1,542
thereof: impairment losses net of reversal	57	—
thereof: interest income	1,872	1,479

Finance expenses	(8,488)	(258,739)
thereof: fair value changes	(968)	(258,337)
thereof: foreign currency exchange losses on financial instruments	(6,812)	—
thereof: interest portion of lease payments	(297)	(292)
thereof: impairment losses net of reversal	—	(29)
thereof: other interest expenses	(411)	(81)

Financial result	100,318	(255,718)

Finance income

Fair value changes mainly resulted from fair value changes of warrants of €101,933 thousand (June 30, 2023 finance expense: €258,377 thousand). As part of the 2024 Public Offering financing transaction described in note 15, the underwriter had an over-allotment option to purchase additional shares and warrants within 30 days of the underwriting agreement. The option expired without being exercised, resulting in fair value changes of €4,640 thousand (June 30, 2023: nil) being recognized in finance income.

Other interest income of €1,872 thousand (June 30, 2023: €1,479 thousand) primarily consists of interest on fixed-term deposits and cash at bank.

Finance expense

Foreign currency exchange losses on financial instruments mainly resulted from the loss from the foreign exchange translation of warrants of Є6,788 thousand (June 30, 2023: nil).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

9.Income Taxes

The Group recorded consolidated income tax expense in the period of €23 thousand (June 30, 2023: €83 thousand). These income taxes mainly relate to foreign subsidiaries.

Major deferred income taxes have not been recorded. The netting of deferred tax liabilities and deferred tax assets results in a net deferred tax asset. The net deferred tax asset has been valued at zero. Deferred tax assets on the tax losses carried forward are not recognized either given the tax losses carried forward relate to entities with a history of losses.

10.Property, Plant and Equipment

During the six month period ended June 30, 2024, the Group acquired assets with a cost of €24,773 thousand (June 30, 2023: €11,476 thousand):

In € thousand	June 30, 2024	December 31, 2023
Right to land and buildings and leasehold improvements	18,176	16,163
Vehicles	52	65
Technical equipment and machinery	36,224	25,903
Office and other equipment	4,592	3,304
Assets under construction	22,444	18,556
Carrying amount	81,488	63,991

No indicators of impairment were identified which would have required items of property, plant and equipment to be tested for impairment in the six month periods ended June 30, 2024 and 2023.

11.Other Financial Assets

Other financial assets are as follows:

In € thousand	June 30, 2024	December 31, 2023
Security deposits measured at AC	3,325	3,350
Security deposits measured at FVTPL	1,210	—
Investment in equity instrument	4,641	4,641
Total non-current financial assets	9,176	7,991
Fixed term deposits	—	111,498
Security deposits measured at AC	8	118
Total current other financial assets	8	111,616
Total other financial assets	9,184	119,607

During the six month period ended June 30, 2024, the Group recognized €695 thousand (June 30, 2023: €338 thousand) interest income on fixed-term deposits. Proceeds of €112,254 thousand were received due to maturity of the fixed-term deposits and as of June 30, 2024, no further fixed-term deposits were held.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

12.Non-Financial Assets

Non-financial assets are as follows:

In € thousand	June 30, 2024	December 31, 2023
Advance payments	16,110	7,998
Prepaid expenses	1,262	1,771
Other non-current non-financial assets	333	—
Total non-current non-financial assets	17,705	9,769
Value added tax claims	5,224	6,072
Prepaid expenses	15,603	16,299
Other current non-financial assets	402	410
Total current non-financial assets	21,229	22,781
Total non-financial assets	38,934	32,550

Advance payments are payments made for the acquisition of fixed assets amounting to €16,110 thousand (2023: €7,998 thousand).

13.Shareholders’ (deficit) / equity

The movements of the shares issued during the six month periods ended June 30, 2024 and 2023, are as follows:

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2024	503,466,142	23,113,065	—	526,579,207
Issued shares for share-based payments exercised	5,385,107	—	—	5,385,107
Issued shares – SEPA	2,000,000	—	—	2,000,000
Issued shares – 2024 Public Offering	38,095,238	—	—	38,095,238
Issued shares – 2024 PIPE	46,338,225	—	—	46,338,225
Issued as of June 30, 2024	595,284,712	23,113,065	—	618,397,777
Treasury shares	—	—	—	—
Outstanding as of June 30, 2024	595,284,712	23,113,065	—	618,397,777

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2023	369,820,821	23,888,065	525,000	394,233,886
Issued shares for share-based payments exercised	10,585,912	—	—	10,585,912
Conversion of Class B shares	350,000	(350,000)	350,000	350,000
Cancellation of issued shares	—	(425,000)	(105,000)	(530,000)
Issued as of June 30, 2023	380,756,733	23,113,065	770,000	404,639,798
Treasury shares	—	—	(770,000)	(770,000)
Outstanding as of June 30, 2023	380,756,733	23,113,065	—	403,869,798

During the six month period ended June 30, 2024, in total 5,385,107 shares (June 30, 2023: 10,585,912 shares) have been issued due to the execution of vested share-based payments; €54 thousand (June 30, 2023: €1,270 thousand) have been added to subscribed capital, thereof €34 thousand (June 30, 2023: €1,117 thousand) are transferred from other capital reserves.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Standby equity purchase agreement (SEPA)

In May 2024, the Company entered into a standby equity purchase agreement (“SEPA”) with YA II PN, Ltd (“Yorkville”) which allowed the Company the right, but not the obligation, to issue and sell to Yorkville up to US$150 million of its Class A shares with a nominal value of €0.01 per share from time to time over a term of three years. Pursuant to the SEPA, the Company was required to issue to Yorkville a commitment fee of 1,000,000 Class A shares.

The Group determined that the right to issue Class A shares represents a freestanding purchased put option, and the purchased put option was classified as a derivative asset with a fair value at the inception of €968 thousand equal to the market value of the Commitment Shares paid as consideration. The issuance of the Commitment Shares resulted in a €10 thousand increase in subscribed capital and a €958 thousand increase in share premium.

Under the agreement the shares are always issued at a discount to the market price. The put option was immediately considered to have a fair value of nil and a €968 thousand fair value loss was recognized in financial expenses.

The agreement was terminated at the end of May 2024. Prior to termination, the Group sold 1,000,000 Class A shares under the agreement for total cash proceeds of €1,070 thousand, recognizing €10 thousand increase in subscribed capital and €1,060 thousand increase in share premium.

2024 Public Offering

In May 2024, the Group entered into an underwriting agreement with B. Riley Securities, Inc., which acted as the sole underwriter for the purchase and sale, in a public offering (the “2024 Public Offering”) of 38,095,238 Class A shares at a price of US$1.05 per share, together with warrants to purchase 38,095,238 Class A shares at an exercise price of US$1.50 per warrant (“2024 Public Offering Warrants”). The 2024 Public Offering Warrants expire 5 years from the date of issuance.

The transaction includes an over-allotment option to purchase additional 5,714,285 Class A shares of Lilium at a purchase price of US$1.05 per share, together with warrants to purchase 5,714,285 Class A shares at an exercise price of US$1.50 per warrant. The over-allotment option is exercisable within 30-days from the date of the underwriting agreement. The option expired without being exercised.

Gross proceeds of €36,758 thousand were received from the transaction, which were allocated to the initial fair value of 2024 Public Offering Warrants of €27,887 thousand, the initial fair value of the over-allotment derivative financial liability of €4,617 thousand and the remaining amount to the Class A shares issued of €4,254 thousand. The valuation of the 2024 Public Offering Warrants and the over-allotment derivative financial liability is described in note 18.

The transaction costs, including a 6% underwriter’s fee, are allocated in the same proportion as the gross proceeds, resulting in €521 thousand deduction from share premium in relation to the Class A shares issued, and €3,892 thousand recognized in general and administrative expenses in relation to the warrants and the over-allotment option issued.

The transaction resulted in an increase in subscribed capital of €381 thousand and a net increase in share premium of €3,353 thousand.

2024 Private Placement

Concurrently to the 2024 Public Offering, the Group entered into securities purchase agreements (“2024 PIPE”) with certain investors for the purchase and sale of 46,338,225 Class A shares of Lilium at a purchase price of US$1.05 per share, together with warrants to purchase 46,338,225 Class A shares at an exercise price of US$1.50 per warrant (“2024 PIPE Warrants”). The 2024 PIPE Warrants expire 6 years from the date of issuance. The 2024 PIPE closed in May 2024, and for certain investors in June 2024.

Gross proceeds of €45,137 thousand were received from the transaction, which were allocated to the initial fair value of 2024 PIPE Warrants of €35,831 thousand and the remaining amount to the Class A shares issued of €9,306 thousand. The valuation of the 2024 PIPE Warrants is described in note 18.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The transaction costs are allocated in the same proportion as the gross proceeds, resulting in €283 thousand deduction from share premium in relation to the Class A shares issued, and €1,127 thousand recognized in general and administrative expenses in relation to the warrants issued.

The transaction resulted in an increase in subscribed capital of €463 thousand and a net increase in share premium of €8,560 thousand.

14.Share-based Payments

Overview

Lilium offers several share-based plans as summarized in the table below. A full listing and description of all share-based plans are available in the year end financial statements. All new plans in the six month period ending June 30, 2024, are detailed in this note.

The table below summarizes the expense/(income) recorded for share-based payments in the six month period ended June 30, 2024:

In € thousand	June 30, 2024	June 30, 2023
Equity-settled
General population and executives – Employee Stock Option Program (ESOP)	400	3,684
General population - Restricted Stock Units (RSU)	1,198	2,312
General population and executives - Retention and Recognition (RNR)	(18)	—
Executives – Employee Stock Option Program (ESOP) special vesting	230	504
Executives – Restricted Stock Units (RSU)	1,762	1,845
Executives - Performance-based stock awards	(1,040)	1,058
Executives - Time-based stock options (TSO)	294	553
Share-based payment – Vendors	2,190	4,561
Executives – Equity-based annual bonus	(90)	—
Cash-settled
Executives – Cash-based annual bonus	642	—
Total expense	5,568	14,517

During the period a credit of €2,407 thousand was recognized in relation to the forfeiture of executive awards due to the termination of employment.

Executives – annual bonus

In 2023 the Group operated an Executive Bonus Plan that provided a bonus award to participants for meeting specified performance targets. At the discretion of the Group the participants could be offered a settlement choice between cash or Lilium N.V. Class A shares of equivalent market value. As it was the first year of operating this award and there was no history of past settlement choice, the Group accounted for the award as an equity-settled share-based payment in other capital reserves. A credit of €90 thousand was recognized in the period to June 30, 2024, upon final settlement of the 2023 Executive Bonus Plan.

During the period to June 30, 2024, the Group entered into the 2024 Executive Bonus Plan with similar terms and conditions to the prior year. Due to past practice of settling the 2023 awards primarily in cash, the Group has recognized a cash-settled share-based payment liability of €642 thousand as of June 30, 2024.

Share-based payment – Vendor

The Group is party to a multi-year contract with a provider of a cloud subscription data analytics service. During the six month period ended June 30, 2024, the Group entered an agreement with the provider to partially settle the Year 4 subscription fee by issuance of 3,000,000 Class A shares. Further, the Group has the choice to settle a further €5,138 thousand payable on the contract by either cash payment or the issuance of Class A shares. The agreement is accounted for an equity-settled share-based payment as the Group has a history of settling such obligations by issuance of Class A shares.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

As of June 30, 2024, an increase of €2,800 thousand is recognized in other capital reserves, of which €2,190 thousand was recognized in general and administrative costs in the period and €610 thousand as a prepaid expense in current non-financial assets.

15.	Warrants and other derivative financial liabilities

Warrants and other derivative financial liabilities are as follows:

in € thousand	June 30, 2024	December 31, 2023
Reorganization Warrants	1,510	2,854
RDO & 2022 PIPE Warrants	17,980	29,590
May 2023 Warrants	118,562	170,505
2023 PIPE Warrants	464	2,064
2024 Public Offering Warrants	20,081	—
2024 PIPE Warrants[1]	39,703	—
2024 PIPE Warrants – Day one loss	(8,996)	—
May 2024 Prefunded Warrants	17,791	—
May 2024 Prefunded Warrants – Day one loss	(11,312)	—
Warrants	195,783	205,013

The movements of the warrants and other derivative financial liabilities were as follows:

in € thousand	2024	2023
At January 1	205,013	26,267
Initial recognition of May 2023 Warrants	—	(82,829)
Settlement of Initial Funding Amount on May 2023 Warrants	—	91,811
Initial recognition of 2024 Public Offering Warrants	27,887	—
Initial recognition of 2024 Public Offering over-allotment option	4,617	—
Initial recognition of 2024 PIPE Warrants[1]	44,703	—
Initial recognition of 2024 PIPE Warrants – Day one loss	(8,873)
Initial recognition of May 2024 Prefunded Warrants	11,157	—
Initial recognition of May 2024 Prefunded Warrants – Day one loss	(11,157)	—
Settlement of May 2024 Prefunded Warrant Agreement proceeds	22,477	—
Foreign currency translation	6,533	(1,542)
Fair value changes to profit or loss	(106,574)	258,337
At June 30	195,783	292,044

1Includes 46,338,225 warrants issued in the 2024 PIPE, and 24,025,208 warrants issued attached to the May 2024 Prefunded Warrants. The warrants in both issues have identical terms and are referred to together as the “2024 PIPE Warrants”.

During the period ended June 30, 2024, no warrants were exercised (June 30, 2023: nil). The valuation methodology is described in note 18.

Fair value changes include €56,857 thousand from May 2023 Warrants and €12,436 thousand from RDO & 2022 PIPE Warrants recognized in finance income.

2024 Public Offering

2024 Public Offering Warrants

As part of the 2024 Public Offering described in note 13, the Group issued warrants to purchase 38,095,238 Class A shares with an exercise price of US$1.50 per warrant, expiring 5 years from the date of issuance (the “2024 Public Offering Warrants”).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The 2024 Public Offering Warrants are derivative financial liabilities at FVTPL measured at Level 3 on the fair value hierarchy. The initial fair value is €27,887 thousand, with fair value changes of €8,135 thousand that were subsequently recognized in finance income and a foreign exchange loss of €330 thousand subsequently recognized in finance expense.

Over-allotment option

Further, a derivative financial liability at FVTPL was recognized for the 2024 Public Offering over-allotment option to purchase additional 5,714,285 Class A shares of Lilium at US$1.05 per share, together with warrants to purchase 5,714,285 Class A shares at an exercise price of US$1.50 per warrant. The over-allotment option was exercisable within 30-days from the date of the underwriting agreement.

The over-allotment option is measured at Level 3 in the fair value hierarchy and had an initial fair value of €4,617 thousand. Fair value changes of €4,641 thousand were subsequently recognized in finance income, with a foreign exchange loss of €24 thousand recognized in finance expense. The option expired without being exercised.

2024 PIPE

As part of the 2024 PIPE described in note 13, the Group issued warrants to purchase 46,338,225 Class A shares with an exercise price of US$1.50 per warrant, expiring 6 years from the date of issuance (the “2024 PIPE Warrants”).

The 2024 PIPE Warrants are derivative financial liabilities at FVTPL measured at Level 3 on the fair value hierarchy. The initial fair value is €35,830 thousand, with fair value changes of €10,134 thousand that were subsequently recognized in finance income and a foreign exchange loss of €426 thousand subsequently recognized in finance expense.

May 2024 Prefunded Warrant Agreement

In May 2024 the Group entered into a securities purchase agreement with Aceville Pte. Limited (“Aceville”) to issue 24,025,208 warrants to purchase one Class A share per warrant for an initial exercise price of US$1.05 per warrant (the “May 2024 Prefunded Warrants”). The warrants were issued in June 2024 in exchange for prefunding US$1.00 per warrant of the aggregate exercise price of US$1.05 per warrant, generating total gross proceeds of €22,477 thousand. No further consideration was paid. Subsequently the warrants can be exercised by cash payment of the remaining US$0.05 exercise price per warrant, or otherwise by cashless net settlement of the outstanding warrants against the aggregate prefunding received. The warrants expire 10 years from the date of issuance, with an automatic extension for 5 years, at which point any remaining warrants will automatically be exercised by cashless net settlement. The automatic extension can be waived by mutual agreement between both Lilium and the investor.

Further, in the same agreement the Group issued 24,025,208 additional 2024 PIPE Warrants to Aceville. The 2024 PIPE Warrants are a contractually separable financial instrument from the May 2024 Prefunded Warrants.

The prefunding of €22,477 thousand is considered to be the transaction price paid for the issue of both the May 2024 Prefunded Warrants and the 2024 PIPE Warrants together. The transaction was concluded at arms length as it is entered into on the same day and with similar terms to the 2024 Public Offering and the 2024 PIPE. The proceeds are allocated based on the relative fair values between the 2024 PIPE Warrants and to the May 2024 Prefunded Warrants at the point of settlement, please see note 18 for the valuation methods employed.

As of the date of initial recognition, the combined valuations of the two instruments exceed the discounted proceeds receivable, resulting in a day one loss of €20,030 thousand, of which €8,873 thousand is allocated to the 2024 PIPE Warrants and €11,157 thousand to the May 2024 Prefunded Warrants. The day one loss will be deferred and recognized in finance expenses upon either exercise or expiry of the relevant warrants.

Aceville is an affiliate of Tencent Holdings Limited, a major shareholder and related party of the Group.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Both the May 2024 Prefunded Warrants and the 2024 PIPE Warrants are financial liabilities at FVTPL measured at Level 3 on the fair value hierarchy. May 2024 Prefunded Warrants had fair value movements of €6,205 thousand subsequently recognized in finance income and a foreign exchange loss of €91 thousand that were subsequently recognized in finance expense. The additional 2024 PIPE Warrants from the May 2024 Prefunded Warrant Agreement had fair value movements of €5,094 thousand subsequently recognized in finance income and a foreign exchange loss of €72 thousand subsequently recognized in finance expense.

Transaction costs of €556 thousand are recognized in general and administrative expenses in relation to the warrants issued.

16.Trade and other payables

Trade and other payables are as follows:

In € thousand	June 30, 2024	December 31, 2023
Long term accruals	6,112	3,362
Non-current trade and other payables	6,112	3,362
Trade payables	33,184	22,540
Accruals for outstanding invoices	21,182	22,061
Current trade and other payables	54,366	44,601
Total trade and other payables	60,478	47,963

Long-term accruals consist of non-recurring cost (NRC) arrangements with suppliers. These costs relate to industrialization at suppliers including research and development costs and development of tooling. The payment will be due upon delivery of future shipments or services.

17.Other Non-Financial Liabilities

In € thousand	June 30, 2024	December 31, 2023
Non-current other non-financial liabilities
Non-current contract liabilities	3,184	2,000
Total non-current other non-financial liabilities	3,184	2,000
Current other non-financial liabilities
Vacation accruals	2,929	2,010
Payroll tax and social security	2,560	2,816
Share-based payment liabilities	642	—
Miscellaneous other current non-financial liabilities	2,247	1,883
Total current other non-financial liabilities	8,378	6,709
Total other non-financial liabilities	11,562	8,709

As of June 30, 2024, share-based payment liabilities consist of €642 thousand in relation to the 2024 Executive Bonus Scheme. The share-based payment schemes are described in note 14.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

18.Additional Disclosures on Financial Instruments

The following tables disclose the carrying amounts of each class of financial instruments held by the Group together with its corresponding fair value:

Financial instruments, analyzed by classes and categories

			June 30, 2024
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	108,985	n/a
Non-current security deposits	AC	3,325	3,228
Non-current security deposits	FVTPL	1,210	1,210
Current security deposits	AC	8	n/a
Investment in equity instrument	FVTPL	4,641	4,641
Total financial assets		118,169
Financial liabilities, by class
Non-current trade and other payables	AC	6,112	6,461
Current trade and other payables	AC	54,366	n/a
Non-current other financial liabilities	AC	15	15
Current other financial liabilities	AC	4	n/a
Warrants:
Level 1	FVTPL	969	969
Level 2	FVTPL	541	541
Level 3	FVTPL	214,581	214,581
Day one loss	n/a	(20,308)	n/a
Total financial liabilities		256,280

Financial instruments, analyzed by classes and categories

			December 31, 2023
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	83,508	n/a
Fixed-term deposits	AC	111,498	n/a
Non-current security deposits	AC	3,350	3,276
Non-current security deposits	FVTPL	—	—
Current security deposits	AC	118	n/a
Investment in equity instrument	FVTPL	4,641	4,641
Total financial assets		203,115
Financial liabilities, by class
Non-current trade and other payables	AC	3,362	3,679
Current trade and other payables	AC	44,601	n/a
Non-current other financial liabilities	AC	17	17
Current other financial liabilities	AC	4	n/a
Warrants:
Level 1	FVTPL	1,832	1,832
Level 2	FVTPL	1,022	1,022
Level 3	FVTPL	202,159	202,159
Day one loss	n/a	—	n/a
Total financial liabilities		252,997

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of the reporting period. There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the period.

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

i.	Non-current security deposits measured at AC - the principal balance discounted using market-based credit risk adjusted interest rate curves that are applicable for the counterparties. (Level 2).
ii.	Non-current security deposits measured at FVTPL – the expected present value of all future cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the counterparty. (Level 3).
iii.	Non-current financial liabilities measured at AC - expected cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial instrument. (Level 3).
iv.	Investment in equity instruments – Fair value is determined by considering the price of a recent market transaction. (Level 3).
v.	Reorganization Warrants – the use of quoted market prices. Public warrants (Level 1) are traded on an active market. Private warrants (Level 2) are not traded on an active market; however, they have the same characteristics as the Public warrants, hence quoted market price has been used.
vi.	Level 3 Warrants – determined using an appropriate option pricing model such as:
i.	Black-Scholes model
ii.	Monte Carlo simulation in a risk neutral framework for instruments with features which cannot be modelled using a Black-Scholes model

Further information on the inputs and valuation of Level 3 instruments that are measured at fair value are detailed below.

Fair value measurements using significant unobservable inputs (level 3)

The Group engages external, independent, valuation specialists to determine the fair value of the Group’s RDO & 2022 PIPE Warrants, May 2023 Warrants, 2023 PIPE Warrants, 2024 PIPE Warrants, 2024 Public Offering Warrants and May 2024 Prefunded Warrants. The Group has internal processes in place to review the qualifications of the valuation specialists and the results from the valuation.

The main inputs used by the Company in measuring the fair value of level 3 financial instruments are derived as follows:

Level 3 Warrant inputs:

i.	The expected stock price volatility was based on Lilium N.V. implied volatilities. For those instruments with maturities greater than 10 years a reduction of 10 percentage points is made to the expected stock price volatility to reflect the long-term maturity of the instrument.
ii.	The risk-free interest rate is based on USD SOFR swap rates for maturity equal to the remaining life of the warrants.
iii.	The term input used is equal to the time from issuance until expiry, less time since issuance.
iv.	The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Investment in equity instruments:

i.	Recent market transaction: In June 2024 a market transaction took place which provides the best indicator of the fair value of the investment in equity instrument as the instrument is not publicly traded.

Non-current security deposits measured at FVTPL:

i.	Estimated timing of future cash receipts: Repayment of deposit is based on performance obligations being met over time.
ii.	Risk-adjusted discount rate: Determined taking the appropriate market rate of interest, US dollar interest rate swap curves, and adjusting for counterparty credit risk and uncertainty inherent in the cash flows.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

iii.	Cash receipts probability: Probability of the performance obligations not being met and cash not being refunded.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of June 30, 2024 and December 31, 2023:

Financial	Fair Value at	Unobservable	Range
Instruments	June 30, 2024	input*	of Inputs	Sensitivity analysis
In € thousand
Level 3 Warrants	(214,581)	Stock price volatility	97% - 107%	An absolute increase/decrease of 10 percentage points would result in a fair value change of (€5,648) / €6,397
Investment in equity instrument	4,641	Price of recent market transaction	n/a	An absolute increase/decrease of 10 percent of the transaction price would result in a fair value change of €464/(€464)

* There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Financial	Fair Value at	Unobservable	Range
Instruments	December 31, 2023	input*	of Inputs	Sensitivity analysis
In € thousand
Level 3 Warrants	(202,159)	Stock price volatility	87% - 97%	An absolute increase/decrease of 10 percentage points would result in a fair value change of (€2,095) / €2,293
Investment in equity instrument	4,641	Price of recent market transaction	n/a	An absolute increase/decrease of 10 percent of the transaction price would result in a fair value change of €464/(€464)

* There were no significant inter-relationships between unobservable inputs that materially affect fair values.

The following table summarizes the quantitative information about the significant unobservable inputs used in the initial valuation of level 3 fair value measurements for financial instruments recognized for the first time during the period:

	Fair Value at
Financial	initial recognition	Unobservable
Instruments	date	input*	Range of inputs	Sensitivity analysis
In € thousand
Level 3 Warrants	(83,747)	Stock price volatility	96% - 106%	An absolute increase/decrease of 10 percentage points would result in a fair value change of (€4,430) / €5,154
2024 Public Offering over-allotment option	(4,617)	Stock price volatility	106%	An absolute increase/decrease of 10 percentage points would result in a fair value change of (€257) / €289

* There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The movements in level 3 fair values are as follows:

		Security
		deposits	Warrants and
	Equity	measured	other derivative
In € thousand	instruments	at FVTPL	financial instruments
January 1, 2024	4,641	—	(202,159)
Initial recognition of 2024 PIPE Warrants[1]	—	—	(44,703)
Initial recognition of 2024 Public Offering Warrants	—	—	(27,887)
Initial recognition of May 2024 Prefunded Warrants	—	—	(11,157)
Settlement of May 2024 Prefunded Warrant Agreement proceeds	—	—	(22,477)
Initial recognition of 2024 Public Offering over-allotment option	—	—	(4,617)
Initial recognition of security deposits measured at FVTPL	—	1,185	—
Realized gains/losses:
Changes in fair value - Finance income	—	—	4,640
Changes in fair value - Finance expense	—	—	—
Foreign exchange effects - Finance income	—	—	—
Foreign exchange effects - Finance expense	—	—	(23)
Unrealized gains/losses:
Changes in fair value - Finance income	—	13	100,513
Changes in fair value - Finance expense	—	—	—
Foreign exchange effects - Finance income	—	12	—
Foreign exchange effects - Finance expense	—	—	(6,711)
June 30, 2024	4,641	1,210	(214,581)

1 Includes 46,338,225 warrants issued in the 2024 PIPE, and 24,025,208 warrants issued attached to the May 2024 Prefunded Warrants. The warrants in both issues have identical terms and are referred to together as the “2024 PIPE Warrants”.

		Security
		deposits	Warrants and
	Equity	measured at	other derivative
In € thousand	instruments	FVTPL	financial instruments
January 1, 2023	—	—	(24,456)
Initial recognition of May 2023 Warrants	—	—	82,829
Settlement of Initial Funding Amount on May 2023 Warrants	—	—	(91,811)
Realized gains/losses:
Changes in fair value - Finance income	—	—	—
Changes in fair value - Finance expense	—	—	—
Foreign exchange effects - Finance income	—	—	—
Foreign exchange effects - Finance expense	—	—	—
Unrealized gains/losses:
Changes in fair value - Finance income	—	—	—
Changes in fair value - Finance expense	—	—	(255,292)
Foreign exchange effects - Finance income	—	—	1,493
Foreign exchange effects - Finance expense	—	—	—
June 30, 2023	—	—	287,237

19.Commitments and Contingencies

The Group has commitments under operating contracts. The future payments for the operating contracts are €82,694 thousand (December 31, 2023: €82,690 thousand) within one year, €94,275 thousand (December 31, 2023: €100,805 thousand) between one and five years and €5,624 thousand (December 31, 2023: €194 thousand) thereafter.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Further, the Group has commitments of €14,995 thousand (December 31, 2023: €5,376 thousand) to acquire items of property, plant & equipment.

The Group has commitments of €2,589 thousand to pay a performance security deposit to a supplier.

The Group is required to issue, subject to the execution of definitive agreements, Azul Additional Warrants, which are expected to vest in three tranches upon achieving certain performance and market conditions.

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California, but was later transferred to the U.S. District Court for the Southern District of Florida. The Lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 23-CV-80232-Rosenberg/Reinhart. The complaint, as amended, alleged that the Defendants made public statements regarding Lilium’s battery technology, jet specifications, and timeline to certification and commercialization that were false or misleading and/or omitted material information. On August 23, 2024 the Court entered an order dismissing all claims with prejudice. Plaintiff has until October 30, 2024, to file a notice of appeal. Given that the lawsuit has been dismissed and the Company cannot predict whether the plaintiffs will file an appeal, the Company cannot determine the likelihood of loss or estimate a range of possible loss.

The Group has entered into contracts with third-party partners that entitle the contractual party to a percentage of gross fundraising proceeds raised from certain transactions until December 2024. These arrangements also include minimum fees, of which €3,705 thousand remains committed as of June 30, 2024 (December 31, 2023: €181 thousand).

20.Related Party Disclosures

2024 PIPE

Aceville, an affiliate of Tencent Holdings Limited, a major shareholder of the Group, participated in the 2024 PIPE (refer to note 13). The Group issued 19,258,850 Class A shares and 19,258,850 2024 PIPE Warrants to Aceville in exchange for gross proceeds of €18,918 thousand.

Certain members of Key Management Personnel also participated in the 2024 PIPE. These members received 333,333 Class A shares and 333,333 2024 PIPE Warrants in exchange for gross proceeds of €323 thousand.

All related parties participating in the 2024 PIPE received the same terms and conditions as non-related parties.

May 2024 Prefunded Warrant Agreement

On the same date as the conclusion of the 2024 PIPE agreement, Aceville concluded a further securities purchase agreement with the Group to purchase 24,025,208 May 2024 Prefunded Warrants and 24,025,208 accompanying 2024 PIPE Warrants, in exchange for prefunding US$1.00 of the US$1.05 exercise price of the May 2024 Prefunded Warrants for total gross proceeds of €22,477 thousand. No further consideration was paid. The agreement is described in note 15.

Remuneration of Key Management Personnel

The Group recognized a share-based payment liability of €642 thousand as of June 30, 2024, in relation to the 2024 Executive Bonus Plan, as described in note 14.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

21.Events after the Reporting Period

At-The-Market (“ATM”) Equity Offering

In July 2024, the Board of Directors of the Company authorized an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley”) for the sale of Class A ordinary shares, nominal value €0.01 per Class A share, with an aggregate offering price of up to US$100 million.

Sales of the shares will be conducted as an “at the market offering” and B. Riley will act as sales agent or principal, with commissions of 3.0% for agency transactions and 5.0% for principal transactions. The Sales Agreement allows for agency or principal sales, subject to certain quarterly and monthly limits.

As of September 29, 2024, the Company has issued a total of 5,364,559 Class A ordinary shares through multiple transactions under the ATM, generating net proceeds of €3,670 thousand.

May 2023 Warrants and May 2024 Prefunded Warrants dilutive issuance

Under the ATM equity offering Class A ordinary shares have been sold for a price below the aggregate exercise price agreed in the May 2023 Warrant agreement and the May 2024 Prefunded Warrant agreement, this is considered a dilutive issuance per the warrant agreements. Given current restrictions in place, this has resulted in an increase in warrant shares with respect to each warrant of 32% and 39% respectively.

Liquidation of Stichting JSOP

In September 2024 the Group began proceedings to liquidate Stichting JSOP. The entity had no material operations in the period ended June 30, 2024.

September 2024 funding commitment

In September 2024, the Group agreed to issue equity securities (including equity linked securities) and secured convertible debt securities for total proceeds of approximately €32 million, to be received in October 2024. For further details on the Group’s current funding and liquidity position, please refer to the disclosures on going concern in note 2.